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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12B-25K

[x] Form 10K for period ending December 31, 2000

                          NOTIFICATION OF LATE FILING

Part I     Registrant Information:

                         STORAGE COMPUTER CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 603.880.3005
             (Registrant's telephone number, including area code)

    Part II Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25 the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

[_] (c) The accountant statement or other exhibit required be Rule 12b-25 (c) has been attached if applicable

    Part III - Narrative

    The Company has not yet received the reports from its independent auditors with respect to its foreign affiliates. The Company is awaiting these reports to confirm financial information, which are material to the Company's consolidated financial position and results of operations and to the disclosures required.
As a result of these circumstances, the Company has been unable to complete the report within the prescribed time period.
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Part IV - Other Information

    Name and telephone number of person to
    contact in regard to this information

    Peter N. Hood         (603)        880-3005
       Name               Area Code      Telephone
                                           Number

       Have all other periodic reports required to
    be filed by Section 13 or 15(d) of the Securities
    Exchange Act of 1934 during the preceding twelve
    months (or for such shorter period that the
    Registrant was required to file such reports), and
    (2) has been subject to such filing requirements
    for the past 90 days been filed?
                            (X)  Yes   ( ) No

    Is it anticipated that any significant
    change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                            (X)  Yes  ( ) No


    If so, attach an explanation of the
    anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company's 2000 revenues are estimated to be lower than last year and the net loss is estimated to be higher as follows:

                              2000        1999
        Revenues           $6,505,627  $10,525,658
        Net loss (a)       $9,976,097  $ 4,576,327
        (a) Including a provision for restructuring costs of $3,7 million reported in the 3rd quarter ended September 30, 2000 and a provision for deferred income taxes of $1.8 million reported in the 4th quarter of 2000 to reduce the carrying value of deferred tax benefits.

    STORAGE COMPUTER CORPORATION has caused
    this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   April 3, 2001

By  /s/ Peter N. Hood, Chief Financial Officer
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    Peter N. Hood, Chief Financial Officer